UNITED  STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

  (Mark One)

[ x ]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 26, 2003

or

[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________to____________________

Commission File Number:	001-09764

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated
Retirement Savings Plan

  Name of issuer of the securities held pursuant to the plan and the address if its principal executive office:

Harman International Industries, Incorporated
1101 Pennsylvania Avenue, NW
Washington, DC

Harman International Industries, Incorporated
Form 11-K

TABLE OF CONTENTS

REQUIRED INFORMATION

SIGNATURES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

INDEPENDENT AUDITORS' REPORT

EXHIBIT INDEX

REQUIRED INFORMATION

I.       Financial Statements:

These statements are listed in the Index to Financial Statements and Supplemental Schedule.

II.      Exhibits:

Consent of Independent Auditors.

SIGNATURES

             The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: December 24, 2003	By: /s/ Frank Meredith

Frank Meredith Executive Vice President, Chief Financial Officer and Secretary

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
June 26, 2003 and 2002
(With Independent Auditors’ Report Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Administrative Committee
Harman International Industries, Incorporated Retirement Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan, as amended, as of June 26, 2003 and 2002 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of June 26, 2003 and 2002 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                                       /s/ KPMG LLP

Los Angeles, California
October 17, 2003

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
June 26, 2003 and 2002

	2003	2002

ASSETS:
Investments, at fair value (note 3):
Cash	$214,321	22,145
Money market	356,442	371,905
Mutual funds	69,023,054	60,758,056
Collective trust	37,599,919	32,110,661
Common stock	35,888,235	20,069,810

Total investments	143,081,971	113,332,577

Contributions receivable:
Participant	46,123	10,003
Employer	7,457,703	6,572,925

Total contributions receivable	7,503,826	6,582,928

Net assets available for Plan benefits	$150,585,797	119,915,505

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended June 26, 2003 and 2002

	2003	2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$15,429,334	(10,174,848)
Interest and dividends	2,456,634	3,395,691

Total investment income (loss)	17,885,968	(6,779,157)

Contributions:
Employer	10,184,937	8,710,200
Participant	8,474,733	8,066,179
Rollovers	735,326	431,483

Total contributions	19,394,996	17,207,862

Total additions	37,280,964	10,428,705

Deductions from net assets attributed to:
Benefit payments	6,584,172	10,255,164
Administrative expenses	26,500	25,500

Total deductions	6,610,672	10,280,664

Net increase	30,670,292	148,041
Net assets available for Plan benefits:
Beginning of year	119,915,505	119,767,464

End of year	$150,585,797	119,915,505

See accompanying notes to financial statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 2003 and 2002

(1)        Summary of Significant Accounting Policies

(a)        Basis of Presentation

The accompanying financial statements of the Harman International Industries, Incorporated (the Company) Retirement Savings Plan, as amended (the Plan), have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets. Certain reclassifications have been made to the 2002 financial statements to conform to the presentation of the 2003 financial statements.

(b)        Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year‑end. The Company stock is valued at its quoted market price. The investment in the collective trust is limited to guaranteed investments contracts issued by insurance companies, banks, or other financial institutions. These investments are stated at estimated fair value. Unit value is determined by dividing the fund’s net asset value by the units outstanding at valuation dates.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

(c)        Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of net assets and the changes in net assets and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(d)        Payment of Benefits

Benefits are recorded when paid.

(e)        Administrative Expenses

Administrative expenses are paid by the Plan unless paid by Harman International Industries, Incorporated, the Sponsor.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 2003 and 2002

(f)         Risks and Uncertainties

The Plan provides for various investment options in mutual funds and common stock of the Company. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(2)        Plan Description

The Plan agreement dated July 27, 2000 amends and restates the Harman International Industries, Incorporated Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service and have worked 500 hours.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description.

(a)        Contributions

Participants in the Plan may contribute on a tax‑deferred basis from 1% to 50% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 3% of the compensation paid to all eligible participants, and a matching contribution equal to 50% of the eligible participant’s tax‑deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company’s board of directors. For the plan years ended June 26, 2003 and 2002, the board of directors approved profit sharing contributions of up to 2.5% of each eligible participant’s compensation.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 2003 and 2002

(b)        Vesting

Participants are 100% vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of two years of service, or 100% after reaching age 65, death, or disability.

(c)        Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Harman International Industries, Incorporated common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, and 12 mutual funds sponsored by Putnam.

(d)        Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s tax‑deferred contribution percentage.

(e)        Benefits

Upon separation from service, retirement at age 65, disability retirement, or death, participants or their beneficiaries are entitled to receive their vested balances in a lump‑sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in forms other than lump‑sum, may elect payment of benefit balances which were available prior to the mergers. Contributions made subsequent to the merger may only be distributed in a lump‑sum payment.

(f)         Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts forfeited by Plan participants are used to reduce the employer contributions.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 2003 and 2002

Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60‑consecutive‑month period of separation.

(3)        Investments

Investments (with investments in excess of 5% of net assets as of the beginning of the year separately identified) were as follows:

	June 30

Description	2003	2002

The Putnam Fund for Growth and Income	$18,629,287	17,716,918
Putnam Voyager Fund	15,042,999	14,494,999
George Putnam Fund of Boston	7,283,216	6,294,174
Putnam Stable Value Fund, at contract value	37,599,919	32,110,661
Harman International Industries, Incorporated common stock	35,888,235	20,069,810
Putnam New Opportunities Fund	8,637,480	7,556,050
All other investments less than 3%	20,000,835	15,089,965

	143,081,971	113,332,577

During the Plan years ended June 26, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds	1,318,033	(16,876,669)
Common stock	14,111,301	6,701,821

Total	$15,429,334	(10,174,848)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
June 26, 2003 and 2002

(4)        Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated August 14, 2003.

(5)        Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts immediately become 100% vested.

Schedule

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

June 26, 2003

	Description of investment,
	including maturity date,
Identity of issuer,	rate of interest, par, or	Current
borrower, or similar party	maturity value	value

Putnam Management Company, Inc	Cash	$214,321
Putnam Management Company, Inc.*	Money Market Fund (356,442 shares)	356,442
	Mutual funds:
Putnam Management Company, Inc.*	Putnam Asset Allocation Growth Portfolio (181,409 shares)	1,629,054
Putnam Management Company, Inc.*	Putnam Asset Allocation Balanced Portfolio (144,764 shares)	1,326,040
Putnam Management Company, Inc.*	Putnam Asset Allocation Conservative
	Portfolio (121,994 shares)	1,047,932
Putnam Management Company, Inc.*	Putnam George Putnam Fund of Boston (456,056 shares)	7,283,216
Putnam Management Company, Inc.*	Putnam Voyager Fund (1,027,527 shares)	15,042,999
Putnam Management Company, Inc.*	The Putnam Fund for Growth and Income (1,175,349 shares)	18,629,287
Putnam Management Company, Inc.*	Putnam Investors Fund (357,856 shares)	3,574,977
Putnam Management Company, Inc.*	Putnam OTC & Emerging Growth Fund (584,883 shares)	3,556,089
Putnam Management Company, Inc.*	Putnam Diversified Income & Trust Fund (290,025 shares)	2,361,842
Putnam Management Company, Inc.*	Putnam S & P 500 Index Fund (87,430 shares)	2,136,799
Putnam Management Company, Inc.*	Putnam International Growth Fund (214,418 shares)	3,797,339
Putnam Management Company, Inc.*	Putnam New Opportunities Fund (254,343 shares)	8,637,480
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in
	contracts with various companies, with
	various maturity dates and interest rates
	ranging from 5% to 7.5% (37,599,919 units)	37,599,919
Harman International Industries,
Incorporated*	Common stock (452,449 shares)	35,888,235

		$143,081,971

* Party in interest investment.

See accompanying independent auditors’ report.

EXHIBIT INDEX

   Exhibit
  Number             Description

      23.1              Consent of KPMG LLP. +

+    Filed herewith.